Exhibit (a)(1)(F)

ACORDA’S CASH TENDER OFFER FOR ALL SHARES, ADSs AND OTHER EQUITY INSTRUMENTS IN BIOTIE
Marketing brochure. This is not a tender offer document.1 The Tender Offer Document is available at
op.fi/merkinta, ir.acorda.com/investors/Biotie-Therapies-Tender-Offer and biotie.com/investors.

RATIONALE OF THE TENDER OFFER

ACORDA (THE OFFEROR) AND BIOTIE have entered into the Combination Agreement on January 19, 2016, whereby Acorda has made a Tender Offer on March 11, 2016 for all the Equity Interests in Biotie. The Offer Period has started on March 11, 2016.

Acorda’s strategy is to build a leading neurology company. Accordingly, Acorda is searching for opportunities to complement its current neurology product pipeline and portfolio via acquisitions and in-licensing opportunities. Acorda and Biotie are both focused on improving the lives of people with neurological disorders, Acorda with an industry leading pipeline of novel therapies addressing a range of neurological disorders including Parkinson’s disease, and Biotie, developing therapeutics for central nervous system disorders also including Parkinson’s disease. The products of Biotie complement Acorda’s pipeline and its expertise in developing and commercializing neurology therapies.

Acorda believes that the business combination will benefit from Acorda’s capitalization and expertise in neurology development and commercialization. The combined entity:

¢	has the potential to become a leader in Parkinson’s disease therapeutic development based on the complementary nature of the product portfolios of both companies, and

¢	will create an opportunity for significant revenue synergies across complementary products via combination of Biotie’s offerings with Acorda’s existing products and pipeline

We believe that the combination of Biotie’s offerings with Acorda’s existing products, pipeline, infrastructure and capitalization will create an opportunity for significant value creation. Through this acquisition, Acorda is positioned to become a leader in developing novel therapies for Parkinson’s disease.

The Tender Offer and any Subsequent Compulsory Redemption will have no material near term effect on the operations and business locations of, or on employment at Biotie. Acorda intends to keep Biotie’s South San Francisco open. In the near term, the Turku office will also remain open but the Offeror will consider the longer term operating plan and scope of the Turku operations following the completion of the Tender Offer. ¢

1 Capitalized terms used herein, or the letter from Acorda’s CEO to shareholders that were enclosed herewith,

but not defined herein, or therein, have the meanings given to them in the Tender Offer Document.

ACCEPTING THE

TENDER OFFER

/ HOW TO ACT

THE OFFER PERIOD OF THE TENDER OFFER FOR ALL SHARES, ADSS AND OTHER EQUITY INTERESTS IN BIOTIE STARTED ON MARCH 11, 2016. THE ACCEPTANCE FORM AND INSTRUCTIONS WILL BE PROVIDED BY MOST FINNISH ACCOUNT OPERATORS AND CUSTODIAN BANKS SEPARATELY FROM THIS MARKETING BROCHURE TO THEIR CUSTOMERS WHO ARE REGISTERED AS BIOTIE SHAREHOLDERS. IF YOU DO NOT RECEIVE THE ACCEPTANCE FORM FROM YOUR ACCOUNT OPERATOR OR CUSTODIAN BANK YOU CAN CONTACT ANY BRANCH OFFICE OF THE COOPERATIVE BANKS BELONGING TO THE OP FINANCIAL GROUP OR HELSINKI OP BANK LTD WHERE YOU WILL RECEIVE NECESSARY INFORMATION AND CAN GIVE YOUR ACCEPTANCE.

INSTRUCTIONS TO ACCEPT THE TENDER OFFER

A Biotie shareholder who wishes to accept the Tender Offer must submit an Acceptance Form

¢	to the account operator managing the shareholder’s book-entry account, or

¢	any branch office of the cooperative bank belonging to the OP Financial Group or Helsinki OP Bank Ltd at the latest on the expiration date of the tender offer or, if the offer period is extended, during the tender offer, but always in accordance with the instructions and within the time limit set by the account operator. Holders of equity interests may only accept the tender offer unconditionally.

A shareholder that has validly accepted the Tender Offer and that has not properly withdrawn its acceptance in accordance with the terms and conditions of the Tender Offer may not sell or otherwise dispose of its tendered Shares. A transfer restriction in respect of the Shares will be registered in the relevant book-entry account after a shareholder has submitted the acceptance for the Tender Offer. If the Tender Offer is not completed or if the tender is properly withdrawn by the shareholder in accordance with the terms and conditions of the Tender Offer, the transfer restriction registered on the tendered Shares in the relevant book-entry account will be removed.

WITHDRAWAL RIGHTS

The Shares may be withdrawn at any time on or before the expiration date of the Offer Period, as the same may be extended.

The proper withdrawal of Shares requires that a written notice of withdrawal is submitted to the same account operator to whom the Acceptance Form for such Shares was submitted. If the Acceptance Form with respect to such Shares was submitted to a branch office of a cooperative bank belonging to the OP Financial Group or Helsinki OP Bank Ltd, the notice of withdrawal must be submitted to the same branch office. ¢

ABOUT ACORDA

ACORDA IS A BIOTECHNOLOGY COMPANY focused on developing therapies that restore function and improve the lives of people with neurological disorders. It has an industry leading pipeline of novel neurological therapies addressing a range of disorders including Parkinson’s disease, epilepsy, post-stroke walking deficits, migraine, and multiple sclerosis. Acorda markets three FDA approved therapies, including Ampyra Extended Release Tablets.

Acorda was incorporated in 1995 and has its common stock listed on the NASDAQ Global Market (NASDAQ: ACOR). ¢

How much will I receive for my Shares?

The offer price will be EUR 0.2946 per Share in cash.

Is the price offered for Biotie Shares good?

The offer price represents a premium of approximately 95 percent compared to the closing price of the Biotie Shares on Nasdaq Helsinki on January 18, 2016, the last trading day on Nasdaq Helsinki preceding the announcement of the Tender Offer and a premium of approximately 87 percent compared to the 3 month volume-weighted average trading price on Nasdaq Helsinki prior to such announcement.

On March 4, 2016, having evaluated the terms and conditions of the Tender Offer from the point of view of Biotie and the holders of its Equity Interests and other available information, the Board of Directors of has decided to recommend the holders of Equity Interests to accept the Tender Offer.

In connection with such evaluation, the Board of Directors of Biotie considered numerous factors, including the opinion of Guggenheim Securities, LLC, dated January 19, 2016, to the Board of Directors as to the fairness, from a financial point of view and as of such date, of the Share Offer Price to be received in the Tender Offer by the holders of Shares and ADSs (other than Acorda and its affiliates), which opinion was based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described therein.

How do I accept the offer?

You shall submit a properly completed and duly executed Acceptance Form to the account operator managing your book-entry account in accordance with its instructions and within the time limit set by your account operator. If your account operator does not accept Acceptance Forms (e.g. Euroclear), you shall contact any branch office of the cooperative banks belonging to the OP Financial Group or Helsinki OP Bank Ltd to give your acceptance to tender the Shares.

Q&A
Have any of the shareholders committed to accept the Tender Offer? Shareholders representing in total approximately 65 percent (on a fully diluted basis) of the outstanding Shares and votes in Biotie have irrevocably undertaken to accept the Tender Offer. This includes all holders of Biotie warrants and members of the senior management team of Biotie, who have, subject to certain customary conditions, irrevocably undertaken to tender their Equity Interests into the Tender Offer.
What happens if I don’t accept the offer?
If the Offeror receives more than 90 percent of Biotie’s Shares and votes, the Offeror can initiate compulsory redemption proceeding in order to gain full ownership of all of Biotie’s Shares. If a compulsory redemption proceeding is initiated and you have not accepted the Tender Offer, you may have to wait for several months before you receive the cash payment from your Shares.
When do I get paid from my Shares?
If you accept the Tender Offer during the acceptance period, the cash payment for your Shares will be made to your account approximately on April 18, 2016 assuming that the Offer Period is not extended and the Offeror has resolved to complete the Tender Offer.
I didn’t receive the Acceptance Form.
How should I act?
You can request the Acceptance Form from your account operator, custodian bank or any branch office of the cooperative banks belonging to the OP Financial Group or Helsinki OP Bank Ltd.
How do I accept the Tender Offer if I don’t have an account operator or custodian bank?
You can visit any branch office of the cooperative banks belonging to the OP Financial Group or Helsinki OP Bank Plc, from whom you will receive all the necessary information and guidance on how to tender your Shares.Can I cancel my acceptance and if so how?
Tendered Shares may be withdrawn at any time on or before the expiration date of the Offer Period, as the same may be extended.
The proper withdrawal of Shares requires that a written notice of withdrawal is submitted to the same account operator to whom the Acceptance Form for such Shares was submitted. If the Acceptance Form with respect to such Shares was submitted to a branch office of a cooperative bank belonging to the OP Financial Group or Helsinki OP Bank Ltd, the notice of withdrawal must be submitted to the same branch office.
Does accepting the Tender Offer cost me anything?
There is no cost to the holders of Shares associated with accepting the Tender Offer according to the terms and conditions.

CERTAIN CONDITIONS OF THE

TENDER

OFFER

This marketing brochure presents a summary of Acorda’s Tender Offer for Biotie Shares and other Equity Interests and certain main terms and conditions of the Tender Offer. The terms and conditions of the Tender Offer are presented thoroughly in the Tender Offer Document (“Tender Offer Document”). Please read the Tender Offer Document carefully when deciding whether to accept the offer.

OFFER PRICE

The offer price for each outstanding Share is EUR 0.2946 in cash. The offer price represents a premium of

¢	approximately 95 per cent compared to the closing price of the Biotie shares on Nasdaq Helsinki Ltd. (“Nasdaq Helsinki”) on 18 January 2016, the last trading day on Nasdaq Helsinki preceding the announcement of the Combination Agreement.

¢	approximately 87 per cent compared to the 3 month volume-weighted average trading price on Nasdaq Helsinki prior to such announcement.

The offer price for each outstanding ADS is EUR 23.5680 in cash

¢	The offer price represents a premium of approximately 94 percent compared to the closing price of the Biotie ADSs on the Nasdaq Stock Market LLC on January 15, 2016, the last trading day on the Nasdaq Global Select Market preceding the announcement of the Tender Offer.

Acorda will also offer to acquire all of the outstanding Option Rights, Share Units and Warrants issued by Biotie. The more detailed offer prices related to the outstanding Option Rights, Share Units and Warrants can be found in the Tender Offer Document under the section “4.1 Terms of the tender offer”.

OFFER PERIOD

The Offer Period commences on March 11, 2016 at 9:30 a.m. (Finnish time) / 2:30 a.m. (New York Time) and expires on April 8, 2016 at 4:00 p.m. (Finnish time) / 9:00 a.m. (New York Time). The Offeror reserves the right to continue the Offer Period according to terms and conditions in the Tender Offer Document.

CONDITIONS TO COMPLETION OF THE TENDER OFFER

The obligation of the Offeror to accept for payment the Equity Interests validly tendered and not withdrawn during the Offer Period will be subject to the fulfilment or, to the extent permitted by applicable law, waiver by the Offeror of the following conditions on or prior to the date of the Offeror’s announcement of the preliminary result with respect to the Offer Period

(a)	the valid tender of outstanding Shares (including outstanding Shares represented by validly tendered ADSs and validly tendered Warrants) representing, together with any outstanding Shares (including outstanding Shares represented by ADSs and Warrants) otherwise acquired by the Offeror, more than 90 percent of the issued and outstanding Shares and voting rights of the Company, calculated on a fully diluted basis as set forth in the Tender Offer Document;

(b)	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act (as discussed in the Tender Offer Document, such waiting period expired on February 16, 2016);

(c)	no Material Adverse Effect (as defined in the Tender Offer Document) having occurred in the Company after January 19, 2016;

(d)	the Offeror not, after January 19, 2016, having received information previously undisclosed to it that describes a Material Adverse Effect to the Company that occurred prior to January 19, 2016;

(e)	no information made public by the Company or disclosed by the Company to the Offeror being materially inaccurate, incomplete, or misleading, and the Company not having failed to make public any information that should have been made public by it under applicable laws, including without limitation the rules of Nasdaq Helsinki and Nasdaq US, provided that, in each case, the information made public, disclosed or not disclosed or the failure to disclose information constitutes a Material Adverse Effect to the Company;

(f)	no court or regulatory authority of competent jurisdiction (including without limitation the FSA or the SEC) having given an order or issued any regulatory action preventing or enjoining the completion of the Tender Offer;

(g)	the Board of Directors of the Company having issued its recommendation for the Tender Offer and the recommendation remaining in force and not being modified or changed in a manner detrimental to the Offeror; and

(h)	the Combination Agreement not having been terminated and remaining in force and no event having occurred that, with the passage of time, would give the Offeror the right to terminate the Combination Agreement under specified sections of the Combination Agreement that give the Offeror the right to terminate the Combination Agreement in response to a breach of the agreement by the Company.

Fulfillment of the Conditions to Completion, including fulfillment of the Minimum Condition, will be determined on the next Finnish banking day after the Expiration Date, based on the preliminary results with respect to the Offer Period then available. Such results may be subject to change based on a finalization count, which will be available on the third (3rd) Finnish banking day after the Expiration Date. However, no such change will impact fulfillment of the Conditions to Completion.

In addition, the Tender Offer is not subject to any financing condition. The Offeror has sufficient funds available to purchase all Equity Interests validly tendered in the Tender Offer and not validly withdrawn, and any Equity Interests purchased in a Subsequent Compulsory Redemption or otherwise, in light of the Offeror’s financial capacity in relation to the amount of consideration payable.

TENDER OFFFER DOCUMENT

The Tender Offer Document is available starting from 11.3.2016 on the internet at op.fi/merkinta, ir.acorda.com/investors/ Biotie-Therapies-Tender-Offer and biotie.com/investors as well as approximately on March 11, 2016 from Biotie group management and in person at OP Financial Group branch offices.

ADDITIONAL QUESTIONS?

If you wish to request additional information on the Tender Offer you can contact any OP Financial Group branch office or account operator. You may also obtain additional information by calling the OP Call service at OP 0100 0500.

FORWARD LOOKING STATEMENTS

This marketing brochure includes “forward looking statements”, including statements about the expected timing and completion of the Tender Offer. All statements, other than statements of historical facts, regarding management’s expectations, beliefs, goals, plans or prospects should be considered forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including the occurrence of an event, change or other circumstance that could give rise to the termination of the Tender Offer and the risk that a condition to consummating the Tender Offer may not be satisfied. No assurance can be given that such statements will be fulfilled or prove to be correct, and no representations are made as to the future accuracy and completeness of such statements. Forward-looking statements made in this document are made only as of the date hereof, and Acorda undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or otherwise, except as required by applicable laws.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute a tender offer document nor an offer to purchase or a solicitation of an offer to sell securities. Acorda has filed a tender offer document on Schedule TO with the SEC on March 11, 2016 (as from time to time amended and supplemented, the “Schedule TO”) and the Finnish Financial Supervisory Authority has approved the tender offer document on March 10, 2016. The offer to purchase all equity interests of Biotie held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended, which defines a U.S. holder as “any security holder resident in the United States”) is only being made pursuant to the offer to purchase/tender offer document, the related letter of transmittal and acceptance forms filed with the SEC by Acorda as a part of its Schedule TO. Investors and security holders are urged to read the Schedule TO (including the offer to purchase/tender offer document, the related letter of transmittal and acceptance forms and other related materials), as it may be amended from time to time, because it contains important information about the Tender Offer, including its terms and conditions, and should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders may obtain free copies of these statements and other materials filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing requests for such materials to the call service of OP Financial Group, at (+358) (0) 100 0500, Innisfree M&A Incorporated, at (+1) 888 750 5834, or to us, at www. acorda.com or Office of the Corporate Secretary, 420 Saw Mill River Road, Ardsley, New York 10502. The tender offer document is available in Finnish also at www.op.fi/merkinta.

THE TENDER OFFER WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND AND THE UNITED STATES.